2007-01-17

Attending to this matter, tel. direct line, fax direct line | Your date | Your reference

KF/Anders Örbom +46 26 26 10 30

07020635

SUPPL

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

RECEIVED
2007 JAN 29 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires Australian company Shark Abrasion Systems, dated 17 January 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED

JAN 31 2007

THOMSON FINANCIAL

Dlw 1/29

SEC-brev 070117 Shark Abrasion Aus

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

CUSIP number 800 212 201

SANDVIK

Press Release

Sandvik acquires Australian company Shark Abrasion Systems

Sandvik has reached an agreement to aquire Shark Abrasion Systems Ltd, a company based in Perth, Australia.

Shark is a market-leading company in development and production of wear parts for underground loader buckets. Currently, Sandvik is the exclusive distributor of these products. Through synergies, the acquisition provides the conditions for continued growth through strengthened research and development and access to Sandvik's global sales organization.

In 2006, Shark had sales of approximately SEK 70 M (AUD 12 M), with 10 employees. The operation will be consolidated into the Sandvik Mining and Construction business area from 17 January 2007.

"The acquisition is in line with Sandvik's long-term strategy for profitable growth. Through the acquisition, we intend to develop a global business for these products. In addition, it broadens Sandvik's offering to the global aftermarket," says Lars Josefsson, President of Sandvik Mining and Construction.

Sandviken, 17 January 2007

Sandvik AB, (publ)

Further information can be obtained from Lars Josefsson, President, Sandvik Mining and Construction, +46 (0)26-26 51 51 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, tel +46 (0) 26-26 10 23.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 39,000 employees, operations in 130 countries and annual sales of approximately SEK 63,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 20,600 M, with about 10,600 employees.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43